PILLSBURY
Pillsbury Winthrop Shaw Pittman LLP
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By EDGAR and Fax

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 4561
Facsimile: (202) 772-9210

Attn:  Wilson K. Lee, Staff Accountant
August 21, 2008

Re:	Fund.com Inc.
Form 10-KSB for the Year Ended December 31, 2007
File No. 333-128415

Dear Mr. Lee:

Fund.com Inc., a Delaware corporation (the “Company”), is filing today by EDGAR Amendment No.1 (“Amendment No.1”) to the above-referenced Form 10-KSB, which was filed on March 28, 2008 (the “10-KSB”), including the exhibits indicated therein.

On behalf of the Company, this letter responds to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) concerning the 10-KSB, as set forth in the letter dated July 21, 2008 (the “Comment Letter”) addressed to Mr. Michael Hlavsa, Chief Financial Officer of the Company.  For your convenience, we have repeated your comments and provided the response of the Company in bold.

Item 8A, Form 10-KSB

It does not appear that your management has performed an assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Mr. William K. Lee
Securities and Exchange Commission
August 21, 2008

The Company has completed its evaluation and assessed the effectiveness of the internal control over financial reporting.

The Company has added its Management’s Report on Internal Control over Financial Reporting in Item 8A.

Management does not believe that its failure to complete its report on internal control over financial reporting impacted its conclusions regarding the effectiveness of the Company’s disclosure and procedures controls.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (212) 858-1143 if you have questions regarding the foregoing responses.

Sincerely,

____/s/ Ronald A. Fleming, Jr.
Ronald A. Fleming, Jr.

cc:           Michael Hlavsa, Fund.com.